Exhibit 107
CALCULATION OF FILING FEE TABLE
FORM S-8
(Form type)

The RealReal, Inc.
(Exact name of Registrant as specified in its charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common Stock, $0.00001 par value per share	Other(1)	550,000(2)	$3.92(1)	$2,156,000.00	$0.0001476	$318.23

Equity	Common Stock, $0.00001 par value per share	Other(1)	700,000(3)	$3.92(1)	$2,744,000.00	$0.0001476	$405.01

Total Offering Amounts					$4,900,000.00		—

Total Fees Previously Paid							—

Total Fee Offsets(4)							—

Net Fee Due							$723.24

(1)	Estimated in accordance with Rule 457(h) solely for the purpose of calculating the registration fee on the basis of $3.92 per share, which is the average of the high and low prices of a share of Common Stock on May 1, 2024, as reported on the Nasdaq Global Market.

(2)	Represents shares of Common Stock underlying performance-based restricted stock units expected to be granted to the Registrant’s Chief Financial Officer pursuant to the stand-alone restricted stock unit award agreement as an inducement material to his acceptance of employment with the Registrant in accordance with the “inducement” grant exception under Nasdaq Rule 5635(c)(4).

(3)	Represents shares of Common Stock underlying restricted stock units expected to be granted to the Registrant’s Chief Financial Officer pursuant to the stand-alone restricted stock unit award agreement as an inducement material to his acceptance of employment with the Registrant in accordance with the “inducement” grant exception under Nasdaq Rule 5635(c)(4).

(4)	The Registrant does not have any fee offsets.

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